CLECO POWER LLC	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2009		2008		2007		2006		2005
Earnings from continuing operations	$111,166		$113,832		$84,673		$64,828		$59,081
Income taxes	15,297		27,956		29,613		33,059		37,495
Earnings from continuing operations before income taxes	$126,463		$141,788		$114,286		$97,887		$96,576
Fixed charges:
Interest, long-term debt	$65,636		$51,636		$32,903		$33,138		$24,583
Interest, other (including interest on short-term debt)	17,335		13,397		8,408		4,662		2,431
Amortization of debt expense, premium, net	1,764		1,892		1,399		1,295		1,482
Portion of rentals representative of an interest factor	536		523		558		506		283
Interest of capitalized lease	1,545		-		-		-		-
Total fixed charges	$86,816		$67,448		$43,268		$39,601		$28,779
Earnings from continuing operations before income taxes	$126,463		$141,788		$114,286		$97,887		$96,576
Total fixed charges from above	86,816		67,448		43,268		39,601		28,779
Earnings from continuing operations before income taxes and fixed charges	$213,279		$209,236		$157,554		$137,488		$125,355
Ratio of earnings to fixed charges	2.46	X	3.10	X	3.64	X	3.47	X	4.36	X